
13031121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43693

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trend Financial Planning Services, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 2ND STREET SE SUITE 400
(No. and Street)

Cedar Rapids (City) Iowa (State) 52401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia A. Davidson (319) 364-3041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

221 Third Ave SE, Suite 300 (Address) Cedar Rapids (City) Iowa (State) 52401 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/13

OATH OR AFFIRMATION

I, Patricia A. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trend Financial Planning Services, Ltd., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public



BARBARA A. MURPHY
Commission Number 754632
My Commission Expires

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

World Trend Financial Planning Services, Ltd.

Financial Statements
December 31, 2012

Contents



Independent Auditor's Report

To the Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

Report on the Financial Statements

We have audited the accompanying statement of financial condition of World Trend Financial Planning Services, Ltd. (Company) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Trend Financial Planning Services, Ltd. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

Cedar Rapids, Iowa
February 25, 2013

World Trend Financial Planning Services, Ltd.

Statement of Financial Condition
December 31, 2012

Assets		
Current assets:		
Cash and cash equivalents	$	54,898
Investments		100,183
Accounts receivables:		
Commissions		28,752
Other		18,868
		47,620
Prepaid expenses		2,109
Equipment at cost, less accumulated depreciation of $127,483		27,319
Total assets	$	232,129

Liabilities and Stockholders' Equity		
Current liabilities:		
Accrued payroll and payroll taxes	$	9,490
Other accrued expenses		19,618
Deferred revenue		86,292
Total current liabilities		115,400
Commitments and Contingencies (Note 3)		
Stockholders' equity:		
Common stock (50,000 shares authorized, 15,000 shares issued and outstanding; no par value)		15,000
Additional paid-in capital		2,862
Retained earnings		98,867
Total stockholders' equity		116,729
Total liabilities and stockholders' equity	$	232,129

See Notes to Financial Statements.

World Trend Financial Planning Services, Ltd.

Statement of Operations
Year Ended December 31, 2012

Revenue:	
Commissions and fees	$ 1,444,450
Consulting income	81,991
Interest and dividend income	41,134
Unrealized gains on investments	9,369
	1,576,944
Operating expenses:	
Wages	653,535
Contract labor	103,578
Rent	179,991
Payroll taxes	55,234
Employee benefits	69,751
Management fees	20,984
Administrative services	42,350
Professional fees	9,280
Travel and promotion	41,376
Office expense	70,930
Advertising	9,126
Postage	3,521
Telephone	7,934
Membership and registration fees	10,665
Insurance	17,865
Utilities	3,034
Donations	1,050
Depreciation	12,076
Bad debt expense	17,851
Training and seminars	1,443
	1,331,574
Net income	$ 245,370

See Notes to Financial Statements.

World Trend Financial Planning Services, Ltd.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2011	$ 15,000	$ 2,862	$ 399,955	$ 417,817
Net income	-	-	245,370	245,370
Dividends	-	-	(546,458)	(546,458)
Balance, December 31, 2012	$ 15,000	$ 2,862	$ 98,867	$ 116,729

See Notes to Financial Statements.

World Trend Financial Planning Services, Ltd.

Statement of Changes in Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 245,370
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,076
Change in unrealized (gains) on investments	(9,369)
Provision for doubtful notes receivable	17,851
Changes in assets and liabilities:	
Accounts receivable:	
Commissions	4,935
Other	(18,185)
Investments	(2,523)
Prepaid expenses	(1,032)
Accounts payable	(3,132)
Accrued payroll and payroll taxes	(1,935)
Other accrued expenses	2,088
Deferred revenue	23,271
Net cash provided by operating activities	269,415
Cash flows from investing activities:	
Payments on notes receivable, related parties	607,636
Advances on notes receivable, related parties	(614,554)
Purchase of equipment	(16,184)
Net cash (used in) investing activities	(23,102)
Cash flows (used in) financing activities, cash dividend payments	(254,450)
Decrease in cash and cash equivalents	(8,137)
Cash and cash equivalents:	
Beginning	63,035
Ending	$ 54,898
Supplemental Schedule of Noncash Investing and Financing Activities, noncash transactions, assets transferred in noncash distributions	$ 292,008

See Notes to Financial Statements.

World Trend Financial Planning Services, Ltd.

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

World Trend Financial Planning Services, Ltd. (Company) operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company is also a registered investment advisor. The Company limits its activity to selling mutual funds, variable annuities, 529 plans and life insurance.

The Company operates under the provisions of Paragraph (k)(l) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(l) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

Significant Accounting Policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Investments: Investments in mutual funds are considered "trading securities" and are stated at fair value. Any unrealized gains or losses are included in income in the year they occur. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

Receivables: Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. They are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Equipment: Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Advertising costs: Costs incurred for advertising are expensed as incurred. The Company incurred $9,126 for advertising costs during the year ended December 31, 2012.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Advisor fees are recognized over the period for which they are earned.

Concentration of credit risk: Concentration of credit risk exists when changes in economic, industrial or geographic factors similarly affect groups of counterparts. The Company operates in the eastern Iowa area. Due to this, the Company's operations are dependent on this region's economic condition.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2012, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company files income tax returns in U.S. federal jurisdiction and various states as determined necessary. With a few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2009.

Recent accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).* ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and was adopted by the Company. The adoption did not have a material impact on the financial statements.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Fair Value Measurement

The Fair Value Measurements Topic of the FASB Codification defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. This topic applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability.

Note 2. Fair Value Measurement (Continued)

The three levels of the fair value hierarchy under this topic are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Assets measured at fair value on a recurring basis at December 31, 2012, are as follows:

The fair value for securities is determined by reference to quoted market prices.

Investment Securities:	
Mutual Funds (Quoted prices in active markets - Level 1):	
Value funds	$ 100,183

There were no financial instruments classified as Levels 2 or 3 in the fair value hierarchy as of December 31, 2012.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2012.

There were no significant transfers of assets between Levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2012.

World Trend Financial Planning Services, Ltd.

Notes to Financial Statements

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2012, the Company's net capital ratio, net capital and net capital requirement were as follows:

Net capital ratio	4.64/1
Net capital	$ 24,845
Net capital requirement	$ 7,694

Note 4. Notes Receivable

On December 31, 2012, the board of directors approved treating $285,110 of notes receivable due from two employees and another individual as distributions from equity. The notes receivable earned interest ranging from 8-10% per year. The provision for the doubtful note receivable from the individual was $17,851 for the year ending December 31, 2012.

Note 5. Indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6. Related Party Transactions

The Company pays fees to Terry, Lockridge and Dunn, Inc. (TLD), for accounting services, the preparation of the corporate tax return, and consulting services. TLD is partially owned and operated by Timothy Terry, a stockholder of the Company. The total paid for these services for the year ended December 31, 2012, was $586.

The Company subcontracted several employees of TLD during the year ended December 31, 2012, under an expense sharing agreement. The Company reimburses 30% of wages for a number of employees under this agreement and 70% of wages for one employee. The total paid to TLD for these services in 2012 was $87,751. There were no amounts payable for these services as of December 31, 2012. Other expenses are also shared under this agreement with a majority at the 30% level. The percentage shared under the agreement is reviewed as often as every six months.

The Company works with TLD providing consulting services for clients throughout the year. TLD collects the fees from the clients and then pays the Company for their portion. The total received for these consulting services for the year ended December 31, 2012 was $24,964. As of December 31, 2012, $18,128 has been included as other receivables in relation to fees invoiced by TLD under this arrangement which have not yet been paid out to the Company.

The Company pays consulting support fees to EGT Services, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2012, was $16,100.

The Company pays administrative service fees to Concorde Financial, which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2012, was $26,250.

The Company rents office space in Cedar Rapids, Iowa, from the Terry Family Trust. The total rent paid for Cedar Rapids office space for the year ended December 31, 2012, was $43,208. The lease for office space has no set term and automatically renews each January 1 in the amount of $43,858 unless the lessor advises World Trend no less than thirty days prior to the end of the year.

The Company rents office space in Iowa City, Iowa, from TLD-WT, LLC, which is owned in part by key employees of the Company. The total rent paid for Iowa City office space for the year ended December 31, 2012, was $136,783. The lease was renewed during the year ended December 31, 2011, and now expires in September, 2021, with two five-year options to extend the lease to September 2031. The future minimum payments due are as follows:

Year Ending December 31:		
2013	$	106,050
2014		106,050
2015		106,050
2016		106,050
2017		106,050
Thereafter		397,688
	$	927,938

Note 7. Retirement Plan

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). All employees earning $5,000 or more of wages in the prior year and calendar year are eligible to participate in the Plan. The Plan is contributory with the Company matching up to 3% of eligible employees' wages. The total expense incurred by the Company during the year was $19,488.

World Trend Financial Planning Services, Ltd.

Schedule I. Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2012

Net Capital		
Total stockholders' equity from the statement of financial condition	$	116,729
Deductions:		
Commissions receivable, insurance and annuities		(27,500)
Accounts receivable		(18,868)
Prepaid expenses		(2,109)
Equipment		(27,319)
Net capital before haircuts		40,933
Less haircuts on marketable securities		16,088
Net capital	$	24,845
Computation of net capital requirement, minimum net capital required - higher of 6 2/3% times aggregate indebtedness or $5,000	$	7,694
Excess net capital	$	17,151
Aggregate indebtedness, total aggregate indebtedness included in the statement of financial condition	$	115,400
Ratio of aggregate indebtedness to net capital		4.64/1

Statement pursuant to paragraph (d)(4) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Quarterly FOCUS report as of December 31, 2012.

World Trend Financial Planning Services, Ltd.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2012

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of sub paragraph (k)(l).

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2012

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of sub paragraph (k)(l).



Independent Auditor's Report on Internal Control

To the Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

In planning and performing our audit of the financial statements of World Trend Financial Planning Services, Ltd. (Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Cedar Rapids, Iowa
February 25, 2013

World Trend Financial
Wealth Building Advisors

27 February 2013

SEC Headquarters
Securities & Exchange Commission
Att: Registration Branch
Mail Stop 8031
100 F Street NE
Washington DC 20549

Dear Sir or Madam:

Enclosed please find the audited financial statements for World Trend Financial Planning Services, Ltd.

If you have any questions, please contact Patty Davidson or me at (319) 364-3041.

Sincerely,



Sandra Kuda

SSK/sk
Enc.

Real People. Real Financial Strategies. Real Results.

Cedar Rapids
210 2nd St SE
PO Box 75006
Cedar Rapids, Iowa 52407
(319) 364-3041
(319) 364-4296 Fax

Iowa City
2225 Mormon Trek Blvd
Suite 200
Iowa City, Iowa 52246
(319) 339-4884
(319) 358-9113 Fax

www.realfinancialstrategies.com